Exhibit 99.1

Brussels, 5 May 2010 – 1 / 14

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports First Quarter 2010 Results

Except where otherwise stated, the analyses below are based on organic figures and refer to 1Q10 versus 1Q09. To facilitate the understanding of Anheuser-Busch InBev’s underlying performance, the comments in this press release, unless otherwise indicated, are based on organic and normalized numbers. Given the transformational nature of the disposals we made during 2009 to refinance the debt we incurred to finance the Anheuser-Busch transaction, we present in this press release the 1Q09 consolidated volumes and results down to normalized EBIT on a reference basis, treating all divestitures as if they had closed as of 1 January 2009 and with certain intra-group transactions reported in Global Export and Holding Companies. All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower cost of sales per hl, we are also presenting, where specified, organic per hectoliter figures on a constant geographic basis. The constant geographic basis is calculated by assuming the same volume, revenue and cost of sales weighting of our businesses as in the same period of the previous year.

HIGHLIGHTS

•	Volume performance: Total 1Q10 volumes increased 0.8%, with own beer volumes up 0.7%, driven by a strong performance in Brazil, China and Canada. Soft drink volumes rose 2.5%

•	Focus Brands: Focus Brand volumes grew 2.1% led by Skol, Brahma and Antarctica in Brazil, Budweiser and the Bud Light family in Canada, and Harbin in China

•	Market share gains: In 1Q10, we gained market share in markets representing almost half of our total beer volumes

•

Revenue growth: Revenue rose 1.9%, or 1.1% per hl, with continued focus on premium brands and improved pricing to offset cost pressures. On a constant geographic basis, i.e. eliminating the impact of stronger volume growth coming from countries with lower revenue per hl, growth in revenue per hl would have been 2.5%

•

Cost of Sales (CoS): CoS decreased 1.3%, or 2.5% per hl, as favorable Zone mix and production efficiencies more than compensated for higher raw material costs in Latin America North and an inflationary environment in Latin America South and Central and Eastern Europe. On a constant geographic basis, Cost of Sales per hl would have increased by an estimated 0.5%

•

Operating expenses: Operating expenses increased 2.7%, mainly due to a 4.8% increase in sales and marketing investments, as our operational discipline and synergy savings held expenses below global inflation

•	Synergies: We achieved synergies of 130 million USD relating to the combination with Anheuser-Busch in 1Q10, bringing total synergies achieved to 1 490 million USD

•	EBITDA: 1Q10 EBITDA grew 5.1% to 3 086 million USD, with an EBITDA margin of 37.1% compared to 35.1% in 1Q09, up 112 bp organically

•	Non-recurring items above EBIT: Normalized profit from operations excludes non-recurring items of -46 million USD in 1Q10 primarily reflecting restructuring charges in North America and Western Europe

•

Non-recurring finance costs: 1Q10 normalized profit excludes 29 million USD of non-cash accelerated accretion expenses and 390 million USD of negative mark-to-market adjustments for hedges no longer effective

•	Profit: Normalized profit attributable to equity holders of Anheuser-Busch InBev of 891 million USD in 1Q10 compares to 783 million USD in 1Q09

•	EPS: Normalized earnings per share of 0.56 USD in 1Q10 compares to 0.50 USD in 1Q09

Brussels, 5 May 2010 – 2 / 14

Figure 1: Consolidated performance (million usd)
	1Q10	1Q09 Reported	1Q09 Reference base	Organic growth
Total volumes (thousand hls)	91 831	95 051	90 625	0.8%
Total beer volumes	80 303	84 086	79 660	0.6%
Of which AB InBev own beer	79 205	82 959	78 572	0.7%
Non-beer volumes	11 529	10 965	10 965	2.5%
Revenue	8 327	8 197	7 568	1.9%
Gross profit	4 609	4 190	4 009	4.8%
Normalized EBITDA	3 086	2 786	2 657	5.1%
Normalized EBIT	2 470	2 121	2 078	6.7%
Profit attributable to equity holders of AB InBev (normalized)	891	783
Profit attributable to equity holders of AB InBev	475	716
Normalized earnings per share (usd)	0.56	0.50
Earnings per share (usd)	0.30	0.45

Margins
Gross margin	55.4%	51.1%	53.0%	148	bp
Normalized EBITDA margin	37.1%	34.0%	35.1%	112	bp
Normalized EBIT margin	29.7%	25.9%	27.5%	129	bp

Anheuser-Busch InBev’s 1Q10 and 1Q09 reported numbers are based on unaudited interim consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD. The reported numbers for the three months ended 31 March 2010 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for interim periods. Due to seasonal fluctuations and other factors, the results of operations for the three months ended 31 March 2010 are not necessarily indicative of the results to be expected for the full year.

Given the transformational nature of the disposals we made during 2009 to refinance the debt we incurred to finance the Anheuser Busch transaction, we present in this press release the 1Q09 consolidated volumes and results down to normalized EBIT on a reference basis, treating all divestitures as if they had closed as of 1 January 2009 and with certain intra-group transactions reported in Global Export and Holding Companies.

To facilitate the understanding of Anheuser-Busch InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic numbers against the reference base. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures other than those eliminated from the Reference Base, the start up or termination of activities, curtailment gains and losses, or the transfer of activities between segments.

Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, profit, tax rate, EPS) before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance. Values in the figures and annexes may not add up, due to rounding. 1Q10 EPS based upon weighted average of 1 591 million shares, compared to 1 582 million shares for 1Q09.

Brussels, 5 May 2010 – 3 / 14

MANAGEMENT COMMENTS

We had a good start to 2010, despite a still challenging economic environment, and expect solid operating performance for the full year. We will focus on driving the growth of our core business while maintaining the operating discipline necessary to maximize cash flow conversion and the deleveraging of our balance sheet towards our long-term goal of net debt to EBITDA below 2x.

1Q10 saw volume growth of 0.8% and EBITDA growth of 5.1%, both slightly ahead of our expectations. Focus Brand volumes improved 2.1%.

Brazil led volume growth with a 15.9% gain, as we benefited from innovation-led marketing momentum, a positive economic environment and increases in disposable income.

We saw solid volume gains in China and Canada, with 5.1% and 4.4% beer volume growth respectively, slightly ahead of expectations, while Central & Eastern European volumes declined somewhat less than expected. United States shipments fell 6.8%, in line with our expectations, with challenging weather conditions for most of the quarter, and against the most difficult comparisons of the year. Sales-to-Retailers (STRs) fell 4.4%. The difference with shipments reflects inventory build in 1Q09 ahead of the summer season.

We gained market share in markets representing almost half of our total beer volumes: Brazil, the United Kingdom and provinces in China where we operate. We are not satisfied with our overall market share performance. That said, we believe that share losses largely result from short-term factors such as social actions in Belgium, tough comparisons against the highest quarterly market share in the United States since 1Q04 and what we believe to be opportunistic promotional activity by some competitors.

In the first quarter developing markets, especially Brazil and China, with both lower revenue per hectoliter and lower costs per hectoliter, grew faster than the group average. As a consequence, Zone mix had a negative impact on our revenue per hectoliter performance, but a positive effect on cost of sales per hectoliter.

Sales and marketing expenses rose 4.8% over the prior year as we increased support for Focus Brands, especially in Brazil and started FIFA World Cup preparations. However, some sales and marketing expenses were phased into the second quarter.

Operating expenses increased just 2.7% as we maintained operating discipline and captured 130 million USD of synergies relating to the combination with Anheuser-Busch in the United States, China and the United Kingdom.

Brussels, 5 May 2010 – 4 / 14

OUTLOOK

Our 2010 outlook remains unchanged from that issued in our FY09 press release, except that we now expect 2Q10 volume growth more in line with 1Q10 levels and EBITDA growth somewhat below 1Q10 levels, largely due to the timing of sales and marketing investments.

We continue to expect third quarter volume and EBITDA growth above first half levels, increasing further in the fourth quarter. We benefit from easier volume comparisons in the second half, especially in the US. In addition, because of the timing of 2009 sales and marketing and administrative expenses, we face very difficult expense comparisons in the first half of 2010 and much easier ones in the second half.

We expect a flat or low single digit increase in Cost of Sales per hectoliter for the full year.

The outlook for the average coupon on net debt of 6.4% and a normalized effective tax rate at the upper end of the 25-27% range remain unchanged.

As a result of the 17.2 billion USD bank refinancing announced on 26 February 2010 and bond issuances announced in March, non-recurring finance costs in 2Q10 will include incremental non-cash accretion expenses of 157 million USD, in addition to a one-time negative mark-to-market adjustment estimated to be approximately 55 million USD as a portion of the interest rates swaps hedging the 2010 Senior Facilities will no longer be effective as a result of the April 2010 bond issuance.

FOCUS BRANDS

A focused strategy directs the majority of our marketing resources to the brands with the greatest growth potential. Our Focus Brands, which account for approximately two-thirds of our total volumes, grew 2.1% in 1Q10, ahead of our total beer volumes.

Focus Brand highlights:

•	After a successful test market period, Select 55 – the lightest beer in the world – was launched nationwide in the US in February. The initial performance has been encouraging

•

Our Focus Brands in China – Budweiser, Harbin and Sedrin – grew a combined 11.0%, with a strong performance behind Chinese New Year timed initiatives, the national roll-out of Budweiser and Harbin, and FIFA World Cup related activities

•	Ukraine’s most popular beer, Chernigivske, launched a new brand extension: Chernigivske Exotic beer, a mix of beer and natural lemon flavors

•

Jupiler strengthened its number one position in Belgium with a 6-week campaign for the Jupiler Tauro brand extension. The initiative, the largest in Belgium to date, featured a unique national sampling program with 1 000 supermarkets and 4 500 on-trade locations participating

•	Stella Artois posted solid growth in the US and Argentina, up 16.6% and 9.8%, respectively, and saw gains throughout Latin America South

Brussels, 5 May 2010 – 5 / 14

Sponsorship of 2010 FIFA World Cup South Africa™

Globally, Budweiser will serve as the “official beer” of the 2010 FIFA World Cup South Africa™. In addition, Anheuser-Busch InBev will leverage its high-quality portfolio of beers by extending local sponsorship rights to its leading brands in select football markets, including Brahma (Brazil), Hasseröder (Germany), Jupiler (Belgium and the Netherlands) and Harbin (China) – to name a few. Global marketing efforts will be represented with a “Budweiser United” sponsorship logo while leading local brands will use a customized version of these marks for local activities.

OPERATING PERFORMANCE

Figure 2. Volumes (thousand hls)
	1Q09 Reference base	Scope	Organic growth	1Q10	Organic growth
North America	32 750	0	-2 004	30 745	-6.1%
Latin America - North	25 881	0	3 545	29 426	13.7%
Latin America - South	9 215	306	-327	9 193	-3.5%
Western Europe	6 549	171	-192	6 528	-2.9%
Central and Eastern Europe	5 508	-214	-764	4 531	-14.4%
Asia Pacific	9 285	21	476	9 783	5.1%
Global Export and Holding Companies	1 437	195	-6	1 625	-0.4%
AB InBev Worldwide	90 625	479	728	91 831	0.8%

North America

1Q10 volumes in North America decreased 6.1% organically as volume declines in the United States were partially offset by a good performance in Canada.

Shipment volumes in the United States declined 6.8%, and domestic US beer selling-day adjusted sales-to-retailer (STRs) decreased 4.4%. The volume performance in the first quarter reflects tough comparables with STR growth of 2.0% in 1Q09, poor weather conditions and high unemployment among key demographics. Despite pressure experienced by the import and premium segments, Stella Artois shipment volumes rose 16.6%.

North American revenue per hl increased 1.0%. US revenue per hl excluding non-beer activities grew 1.6%, in line with the industry, despite negative brand mix with a shift from core to sub-premium brands, and channel mix from convenience stores to supermarkets.

In Canada, 1Q10 beer volume grew 4.4%, driven by a solid industry performance and export sales. A negative revenue per hl performance reflects primarily a mix shift towards lower margin exports as well as lower prices to consumers, partially offset by a strong performance of our premium brands. The Bud Light megabrand posted its 6th consecutive month of share gain in March, leading the strong overall quarter performance.

North America EBITDA came in at 1 421 million USD, an organic decrease of 3.9% as volume declines more than offset gross margin expansion, synergy generation and operational discipline. However, EBITDA margin increased from 39.3% to 39.9% year-over-year, an improvement of 76bp.

Brussels, 5 May 2010 – 6 / 14

Latin America North

Latin America North delivered volume growth of 13.7%, with beer volumes up 15.7% and soft drinks up 8.9%.

In Brazil, beer volume growth of 15.9% benefited from a combination of industry growth and market share gains. The minimum wage increase of 9.7% in January 2010 increased disposable income and drove consumption. The roll-out of 2009 innovations to new regions and enhanced marketing execution during Carnival led to market share gains. Soft drinks grew 9.0%, also driven by industry growth.

Revenue per hectoliter increased 6.0%, due to the delayed pass through of the excise tax increases in January 2009. Cost of Sales increased 20.2%, or 5.7% per hl, due to higher raw material and packaging costs and negative transactional currency effects.

Latin America North EBITDA rose 18.7% to 1 147 million USD led by volume growth. EBITDA margin contracted 73 bp due to higher Cost of Sales, distribution expenses and increased investments for sales and marketing initiatives.

Latin America South

Latin America South volumes fell 3.5% in 1Q10, with beer contributing a 0.8% gain and non-beer down 10.7%. We maintained beer volume growth with strong marketing and communication campaigns supporting our Focus Brands. In Argentina, our 1Q10 beer volumes declined 2.9% largely due to a weak industry performance. Despite the economic recession, the premium segment continues to expand, led by Stella Artois.

Latin America South EBITDA increased 14.3% to 282 million USD, a function of solid revenue growth and product mix improvements. Campaigns supporting our Focus Brands during the summer season, including new Quilmes initiatives, led to higher sales and marketing investment. Zone EBITDA margin reached 48.9%, a slight contraction of 3 bp.

Western Europe

In Western Europe, own beer volumes for 1Q10 declined 1.2%, while total beer volumes decreased 2.9%. The harsh winter was a major contributor to the decline in industry volumes in the first two months, especially in Belgium, Germany and the United Kingdom.

Own beer volumes in Belgium fell 9.4%, mainly impacted by trade disruptions in January as a consequence of social actions. In Germany, own beer volumes fell 5.2% largely due to a deteriorating industry with a weak on-trade performance driven by the cold weather. In the United Kingdom, own beer volumes improved 1.3%, outperforming the industry. Budweiser volumes grew over 40% behind reinforced brand support, especially in the off-trade channel, and additional promotions ahead of the FIFA World Cup.

Western Europe EBITDA increased 31.3% to 191 million USD. The Zone benefited from synergies relating to the combination with Anheuser-Busch in the United Kingdom, lower costs as a result of the sale of a distribution asset, and lower sales and marketing expenses due to the timing of activities. EBITDA margin of 22.4% marks an improvement of 591 bps.

Brussels, 5 May 2010 – 7 / 14

Central and Eastern Europe

Zone volumes declined 14.4%. In Russia, beer volumes fell 14.4% following the 1 January 2010 excise tax increase of 200%, which led customers to build up inventories in December 2009. The excise tax increase negatively impacted net revenue per hl in 1Q10, as the price increase to cover the tax increase is implemented in several steps, in line with the industry. In Ukraine, beer volumes fell 14.2% in a declining industry coupled with unfavorable weather and weak consumer purchasing power.

Zone EBITDA decreased by 85.5% to 8 million USD due to lower volumes, higher Cost of Sales per hectoliter and increased sales and marketing investments.

Asia Pacific

In China, volumes rose 5.1% as our Focus Brands Budweiser, Harbin and Sedrin delivered 11.0% volume growth in the first quarter.

Asia Pacific delivered EBITDA growth of 34.7% to 60 million USD. Synergy generation, sound cost management and Cost of Sales savings due to lower commodity prices more than offset higher brand investments ahead of the FIFA World Cup.

Global Export and Holding Companies (GEHC)

GEHC recorded EBITDA of -23 million USD, an organic improvement of 14 million USD, mainly related to revenue growth related to export activities and US packaging activities, and lower administrative expenses.

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated Income Statement (million usd)
	1Q09 Reported	1Q09 Reference base	Scope	Currency translation	Organic growth	1Q10	Organic growth
Revenue	8 197	7 568	-23	637	144	8 327	1.9%
Cost of sales	-4 007	-3 559	2	-208	46	-3 718	1.3%
Gross profit	4 190	4 009	-20	430	190	4 609	4.8%
Distribution expenses	-600	-563	-1	-73	-20	-656	-3.5%
Sales and marketing expenses	-1 042	-963	21	-78	-45	-1 066	-4.8%
Administrative expenses	-503	-479	0	-41	18	-503	3.7%
Other operating income/expenses	76	74	3	14	-4	86	-5.5%
Normalized profit from operations (normalized EBIT)	2 121	2 078	2	250	139	2 470	6.7%
Non-recurring items above EBIT	-50					-46
Net finance cost	-841					-900
Non-recurring net finance cost	0					-419
Share of results of associates	105					95
Income tax expense	-342					-355
Profit	993					844
attributable to equity holders of	716					475
AB InBev attributable to non-controlling interest	277					369

Normalized EBITDA	2 786	2 657	3	290	136	3 086	5.1%
Normalized profit attributable to equity holders of AB InBev	783					891

Brussels, 5 May 2010 – 8 / 14

Revenue

Consolidated revenue grew 1.9% for 1Q10, reaching 8 327 million USD. The increase in revenue per hl of 1.1% reflects positive revenue momentum partially balanced by geography mix as Latin America North and Asia Pacific grew faster than Zones with higher revenue per hl, negative brand mix in the US and the excise tax impact in Russia. Excluding the impact of Zone mix, revenue/hl would have increased 2.5%.

Cost of Sales (CoS)

CoS for 1Q10 decreased by 1.3%, or 2.5% per hl, due to favorable geographic mix as Latin America North and Asia Pacific, with a lower CoS per hl than the group average, grew faster than Zones with higher CoS. Eliminating the impact of Zone mix, CoS per hl would have increased 0.5%. In addition, we benefited from procurement best practices and brewery productivity enhancements. Latin America South and Central and Eastern Europe saw higher CoS per hl over last year due to high general inflation.

Operating expenses

Total operating expenses increased 2.7% in 1Q10:

•

Distribution expenses increased 3.5% to 656 million USD, as the synergy savings in North America were offset by higher logistics and transportation costs in Latin America North as a result of higher volumes

•	Sales and marketing expenses rose 4.8% to 1 066 million USD, driven by higher volumes and innovations in Brazil, with increased investments behind our brands ahead of the FIFA World Cup

•	Administrative expenses fell 3.7% to 503 million USD, as synergy savings in North America offset higher expenses in Latin America North and Latin America South

•	Other operating income increased to 86 million USD

Non-recurring items above EBIT

Normalized profit from operations excludes non-recurring items of -46 million USD in 1Q10 primarily reflecting restructuring charges in North America and Western Europe.

Net finance costs

•	Net finance costs – excluding non-recurring net finance costs – of 900 million USD in 1Q10 increased 59 million USD over 1Q09 as reported, largely attributable to foreign exchange fluctuations as the USD has strengthened against the Euro and other currencies and hedging ineffectiveness on commodity derivatives, partly offset by lower interest charges and accretion expenses due to reduced debt positions. Key net finance costs are illustrated below, in Figure 4

•

Non-recurring net finance costs of 419 million USD in 1Q10 resulted from the repayment and refinancing of the 2008 senior facilities. Non-recurring net finance costs consist of incremental accretion expenses of 29 million USD and a one-time mark-to-market adjustment of 390 million USD as certain interest swaps hedging of the 2008 senior facilities are no longer effective as a result of the refinancing. While the accretion expense is a non-cash item, the cash equivalent of the negative mark-to-market adjustment will be spread over 2010 and 2011

Brussels, 5 May 2010 – 9 / 14

Figure 4. Net finance cost (million USD)
	1Q10	1Q09 Reported
Net interest expense	-713	-840
Accretion expense	-41	-100
Other financial results	-146	99
Net finance cost	-900	-841

Non-recurring finance cost - Mark-to-market adjustment	-390	—
Non-recurring finance cost - Accelerated accretion expense	-29	—

Non-recurring net finance cost	-419	—

	-1 319	-841

Share of results of associates

1Q10 recorded a share of results of associates of 95 million USD compared to 105 million USD in 1Q09 as reported, attributed to the result of Grupo Modelo in Mexico.

Income tax expense

The 1Q10 income tax expense of 355 million USD compares with an income tax expense of 342 million USD in 1Q09 as reported. The increase of the effective tax rate from 27.8% in 1Q09 to 32.1% for 1Q10 is primarily due to the non-deductibility of certain non-recurring charges associated with the refinancing of the 2008 senior facilities. When excluding the tax effect of non-recurring items, and a non-recurring tax credit of 39 million USD, the normalized effective tax rate in 1Q10 is 25.1% vs. 28.0% in 1Q09. The decrease in the normalized effective tax rate is mainly due to a shift in profit mix between countries with lower marginal tax rates compared to the mix in 1Q09.

We continue to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brazil and AmBev in July 2005 and the acquisition of Quinsa in August 2006.

Profit attributable to non-controlling interest

1Q10 profit attributable to non-controlling interest of 369 million USD increased from 277 million USD in 1Q09 as reported.

1Q10 Profit

Normalized profit attributable to equity holders of Anheuser-Busch InBev of 891 million USD in 1Q10 compares to 783 million USD in 1Q09 as reported.

1Q10 EPS

Normalized EPS for 1Q10 of 0.56 USD compares to 0.50 USD in 1Q09 on a reported basis. For 1Q10, basic EPS of 0.30 USD is impacted by non-recurring finance costs of 0.26 USD per share. Figure 5 provides a reconciliation between normalized EPS and basic EPS:

Figure 5. Earnings per share
	1Q10	1Q09 Reported
Normalized earnings per share (usd)	0.56	0.50
Non-recurring items, after taxes, attributable to equity holders of AB InBev, per share	0.00	-0.05
Non-recurring finance cost, after taxes, attributable to equity holders of AB InBev, per share	-0.26	0.00

Basic earnings per share (usd)	0.30	0.45

Brussels, 5 May 2010 – 10 / 14

Reconciliation between normalized EBITDA and profit attributable to equity holders

Normalized EBITDA and normalized EBIT are measures utilized by Anheuser-Busch InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of Anheuser-Busch InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance costs (v) non-recurring net finance cost; (vi) non-recurring items; and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and Anheuser-Busch InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

Figure 6. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	1Q10	1Q09 Reported
Profit attributable to equity holders of AB InBev	475	716
Non-controlling interest	369	277
Profit	844	993
Income tax expense	355	342
Share of results of associates	- 95	- 105
Non recurring net finance cost	419	—
Net finance cost	900	841
Non-recurring items	46	50
Normalized EBIT	2 470	2 121
Depreciation, amortization, and impairment	616	665
Normalized EBITDA	3 086	2 786

RECENT EVENTS

Grupo Modelo dividend

On 27 April 2010, Anheuser-Busch InBev received a dividend of 4.36 billion Mexican pesos (357 million USD) from its participation in Grupo Modelo. Anheuser-Busch InBev holds a 35.12% direct interest in Grupo Modelo, and a 23.25% direct interest in Diblo S.A. de C.V., Grupo Modelo’s operating subsidiary, providing Anheuser-Busch InBev with, directly and indirectly, a 50.2% interest in Modelo without however having voting or other control of either Grupo Modelo or Diblo.

Brussels, 5 May 2010 – 11 / 14

Form 20-F filing

On 15 April 2010, Anheuser-Busch InBev filed its Annual Report on Form 20-F for the year ended December 31, 2009 with the U.S. Securities and Exchange Commission (SEC).

Anheuser-Busch InBev sponsorship of 2010 FIFA World Cup South Africa™

On 25 March 2010, Anheuser-Busch InBev unveiled its 2010 FIFA World Cup South Africa™ sponsorship activation plans. Committed to transcending cultural boundaries, each program is designed to both unite consumers around the world and to celebrate the game of football by rewarding passionate fans and top players. Further information is available at http://www.ab-inbev.com/pdf/Global_Sponsorship_Fifa.pdf

Bond issuances

•	Anheuser-Busch InBev announced on 24 March 2010 that it completed the pricing of 3.25 billion USD aggregate principal amount of bonds, consisting of:

•	500 million USD aggregate principal amount of floating rate notes due 2013,

•	1.0 billion USD aggregate principal amount of fixed rate notes due 2013 at an annual rate of 2.500%

•	750 million USD aggregate principal amount of fixed rate notes due 2015 at an annual rate of 3.625%

•	1.0 billion USD aggregate principal amount of fixed notes due 2020 at an annual rate of 5.000%

•

Anheuser-Busch InBev announced on 15 April 2010 that it completed the pricing of 750 million EUR aggregate principal amount of notes due 26 April 2018, which will bear interest at an annual rate of 4.000%

The financial data included in this document have not been subject to an audit or a review by our statutory auditor.

Disclaimer:

This release contains certain forward-looking statements reflecting the current views of the management of Anheuser-Busch InBev with respect to, among other things, Anheuser-Busch InBev’s strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits, and the synergies it is able to achieve. These statements involve risks and uncertainties. The ability of Anheuser-Busch InBev to achieve these objectives and targets is dependent on many factors which are outside of management’s control. In some cases, words such as “believe”, “intend”, “expect”, “anticipate”, “plan”, “target”, “will” and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Anheuser-Busch InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 15 April 2010. Anheuser-Busch InBev cannot assure you that the future results, level of activity, performance or achievements of Anheuser-Busch InBev will meet the expectations reflected in the forward-looking statements. Moreover, neither Anheuser-Busch InBev nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Unless Anheuser-Busch InBev is required by law to update these statements, Anheuser-Busch InBev will not necessarily update any of these statements after the date of this release, either to confirm the actual results or to report a change in its expectations.

Brussels, 5 May 2010 – 12 / 14

Annexes

•	Annex: First Quarter 2010 (1Q10) segment information

Agenda for 5 May 2010

•	Conference call 1Q10 results for investors

3.00 p.m. CET / 2.00 p.m. BST / 9.00 a.m. EST - full registration details are available at http://www.ab-inbev.com/go/investors/events_calendar/1Q10_results.cfm

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depository Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, Anheuser-Busch InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser, Stella Artois and Beck’s, fast growing multi-country brands like Leffe and Hoegaarden, and strong “local champions” such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona brand. Anheuser-Busch InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser-Busch brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 116,000 employees based in operations in 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2009, the company realized revenue of 36.8 billion USD. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Robert Ottenstein Tel: +1-212-573-4365 E-mail: robert.ottenstein@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Brussels, 5 May 2010 – 13 / 14

Annex 1 AB InBev Worldwide	1Q09 Reference base	Scope	Currency translation	Organic growth	1Q10	Organic growth
Total volumes (thousand hls)	90 625	479	—	728	91 831	0.8%
Of which AB InBev own beer	78 572	101	—	533	79 205	0.7%
Revenue	7 568	-23	637	144	8 327	1.9%
Cost of sales	-3 559	2	-208	46	-3718	1.3%
Gross profit	4 009	-20	430	190	4 609	4.8%
Distribution expenses	-563	-1	-73	-20	-656	-3.5%
Sales and marketing expenses	-963	21	-78	-45	-1066	-4.8%
Administrative expenses	-479	0	-41	18	-503	3.7%
Other operating income/expenses	74	3	14	-4	86	-5.5%
Normalized EBIT	2 078	2	250	139	2 470	6.7%
Normalized EBITDA	2 657	3	290	136	3 086	5.1%
Normalized EBITDA margin	35.1%				37.1%	112	bp

North America	1Q09 Reference base	Scope	Currency translation	Organic growth	1Q10	Organic growth
Total volumes (thousand hls)	32 750	0	—	-2 004	30 745	-6.1%
Revenue	3 724	-13	60	-214	3 558	-5.8%
Cost of sales	-1 780	2	-18	114	-1 683	6.4%
Gross profit	1 944	-11	42	-100	1 875	-5.2%
Distribution expenses	-177	0	-13	14	-176	7.8%
Sales and marketing expenses	-381	0	-8	19	-370	5.0%
Administrative expenses	-151	0	-4	10	-145	6.8%
Other operating income/expenses	5	3	0	4	13	52.4%
Normalized EBIT	1 240	-8	18	-52	1 197	-4.3%
Normalized EBITDA	1 465	-8	21	-57	1 421	-3.9%
Normalized EBITDA margin	39.3%				39.9%	76	bp

Latin America - North	1Q09 Reference base	Scope	Currency translation	Organic growth	1Q10	Organic growth
Total volumes (thousand hls)	25 881	0	—	3 545	29 426	13.7%
Revenue	1 556	0	515	319	2 391	20.5%
Cost of sales	-504	0	-156	-102	-762	-20.2%
Gross profit	1 052	0	360	217	1 629	20.6%
Distribution expenses	-161	0	-51	-44	-257	-27.3%
Sales and marketing expenses	-183	0	-54	-37	-275	-20.4%
Administrative expenses	-100	0	-27	-8	-135	-7.8%
Other operating income/expenses	40	0	13	3	56	8.6%
Normalized EBIT	647	0	240	131	1 019	20.3%
Normalized EBITDA	742	0	266	138	1 147	18.7%
Normalized EBITDA margin	47.7%				48.0%	-73	bp

Latin America - South	1Q09 Reference base	Scope	Currency translation	Organic growth	1Q10	Organic growth
Total volumes (thousand hls)	9 215	306	—	-327	9 193	-3.5%
Revenue	507	12	-17	73	576	14.4%
Cost of sales	-193	-7	7	-16	-209	-8.4%
Gross profit	315	5	-10	57	367	18.1%
Distribution expenses	-42	-1	2	-4	-45	-9.4%
Sales and marketing expenses	-39	-1	1	-17	-57	-44.5%
Administrative expenses	-13	0	0	-4	-17	-29.2%
Other operating income/expenses	-5	0	0	1	-4	12.6%
Normalized EBIT	216	2	-6	32	244	15.1%
Normalized EBITDA	250	3	-7	36	282	14.3%
Normalized EBITDA margin	49.3%				48.9%	-3	bp

Brussels, 5 May 2010 – 14 / 14

Annex 1 Western Europe	1Q09 Reference base	Scope	Currency translation	Organic growth	1Q10	Organic growth
Total volumes (thousand hls)	6 549	171	—	-192	6 528	-2.9%
Of which AB InBev own beer	5 737	171	—	-73	5 836	-1.2%
Revenue	821	-4	58	-25	850	-3.1%
Cost of sales	-416	0	-29	29	-417	6.9%
Gross profit	405	-4	28	4	433	0.9%
Distribution expenses	-98	0	-6	9	-95	9.6%
Sales and marketing expenses	-192	4	-11	35	-164	18.6%
Administrative expenses	-83	0	-6	10	-79	11.6%
Other operating income/expenses	15	0	0	-8	8	-51.8%
Normalized EBIT	46	0	6	50	102	108.4%
Normalized EBITDA	136	0	12	43	191	31.3%
Normalized EBITDA margin	16.6%				22.4%	591	bp

Central and Eastern Europe	1Q09 Reference base	Scope	Currency translation	Organic growth	1Q10	Organic growth
Total volumes (thousand hls)	5 508	-214	—	-764	4 531	-14.4%
Revenue	281	0	18	-55	244	-19.5%
Cost of sales	-161	0	-11	13	-160	8.1%
Gross profit	120	0	7	-42	85	-34.9%
Distribution expenses	-34	0	-3	4	-33	11.0%
Sales and marketing expenses	-47	0	-6	-12	-65	-26.6%
Administrative expenses	-22	0	-2	-1	-25	-4.1%
Other operating income/expenses	0	0	0	0	0	—
Normalized EBIT	17	0	-4	-51	-39	—
Normalized EBITDA	62	0	-1	-53	8	-85.5%
Normalized EBITDA margin	21.9%				3.4%	-1795	bp

Asia Pacific	1Q09 Reference base	Scope	Currency translation	Organic growth	1Q10	Organic growth
Total volumes (thousand hls)	9 285	21	—	476	9 783	5.1%
Revenue	369	-14	0	19	373	5.4%
Cost of sales	-223	-4	0	11	-216	4.9%
Gross profit	145	-18	0	30	157	23.6%
Distribution expenses	-24	0	0	-2	-26	-6.5%
Sales and marketing expenses	-93	17	0	-16	-92	-20.4%
Administrative expenses	-31	0	0	2	-30	5.5%
Other operating income/expenses	6	0	0	-2	3	-41.9%
Normalized EBIT	2	-1	0	12	13	—
Normalized EBITDA	46	-1	0	16	60	34.7%
Normalized EBITDA margin	12.5%				16.2%	355	bp

Global Export and Holding Companies	1Q09 Reference base	Scope	Currency translation	Organic growth	1Q10	Organic growth
Total volumes (thousand hls)	1 437	195	—	-6	1 625	-0.4%
Revenue	309	-4	3	27	335	8.8%
Cost of sales	-280	12	0	-3	-271	-1.0%
Gross profit	29	8	2	24	64	64.2%
Distribution expenses	-26	0	-1	3	-24	10.3%
Sales and marketing expenses	-27	1	-1	-16	-43	-62.1%
Administrative expenses	-78	0	-3	9	-72	11.1%
Other operating income/expenses	13	0	0	-3	10	-21.8%
Normalized EBIT	-89	10	-3	16	-65	20.7%
Normalized EBITDA	-44	9	-1	14	-23	39.2%